SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

BPW Acquisition Corp.

(Name of Subject Company)

BPW Acquisition Corp.

(Names of Person(s) Filing Statement)

Common Stock Warrants

(Title of Class of Securities)

055637110

(CUSIP Number of Class of Securities)

Gary S. Barancik
Chief Executive Officer

750 Washington Boulevard

Stamford, Connecticut 06901

(203) 653-5800

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Matthew M. Guest, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Amendment No. 4 amends the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2010 (as amended on and prior to the date hereof, the “Statement”) by BPW Acquisition Corp. (“BPW”) and relates to the offer by The Talbots, Inc., a Delaware corporation (“Talbots”), to exchange (the “Exchange Offer”) each outstanding warrant (the “BPW Warrants”) to acquire shares of common stock of BPW for shares of common stock, par value $0.01 per share, of Talbots (the “Talbots Common Stock”) or warrants to acquire shares of Talbots Common Stock (the “Talbots Warrants”).

Talbots has filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 (as amended and supplemented, the “Registration Statement”), relating to the Exchange Offer.  The terms and conditions of the Exchange Offer, as well as descriptions of BPW and Talbots and other information required by Schedule 14D-9, are set forth in the prospectus/offer to exchange that is part of the Registration Statement, and the related Letter of Election and Transmittal, which is filed as Exhibit 99.07 to the Registration Statement (collectively, the “Offer to Exchange”).

The information incorporated herein by reference is considered to be a part of the Statement, except for any information that is superseded by information included directly in the Statement.  Except as amended and supplemented as expressly set forth in this Amendment No. 4, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 4.

Item 2.   Identity and Background of Filing Person.

Item 2 of the Statement is hereby amended and supplemented as follows:

•         By deleting the final paragraph and replacing such deleted paragraph with the following:

The Exchange Offer is described in the Offer to Exchange and the Tender Offer Statement on Schedule TO filed with the SEC by Talbots and dated as of March 1, 2010, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC by Talbots on March 9, 2010, as subsequently amended by Amendment No. 2 to the Schedule TO filed with the SEC on March 11, 2010, as subsequently amended by Amendment No. 3 to the Schedule TO filed with the SEC on March 26, 2010, as subsequently amended by Amendment No. 4 to the Schedule TO filed with the SEC on March 26, 2010, and as subsequently amended by Amendment No. 5 to the Schedule TO filed with the SEC on March 29, 2010 by Talbots.  The Exchange Offer is being made in accordance with the Merger Agreement, which is included as Appendix A to the Offer to Exchange.  The information set forth in the Offer to Exchange is incorporated herein by reference.

On March 29, 2010, Talbots issued a press release announcing that it is extending the Exchange Offer.  The Exchange Offer is being extended until 6:00 p.m., New York City time, on March 29, 2010, unless further extended by Talbots.  The Exchange Offer was previously scheduled to expire at 12:00 midnight, New York City time, at the end of March 26, 2010.  According to the Talbots press release, approximately 30.6 million BPW Warrants (including approximately 1.4 million BPW Warrants subject to guarantees of delivery), or approximately 87.5% of BPW Warrants issued in its initial public offering, had been tendered as of 12:00 midnight, at the end of March 26, 2010.

Item 4.   The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented as follows:

•         By adding the following paragraph:

On March 29, 2010, BPW issued a press release commenting on the announcement by Talbots regarding its extension of the Exchange Offer.  In such release, BPW stated that it believes the extension will be beneficial in order to ensure that all holders of BPW Warrants are afforded the opportunity to fully consider the Exchange Offer in light of the late afternoon announcement on Friday, March 26, 2010, of the Delaware Court of Chancery’s denial of plaintiffs’ motion for a temporary restraining order in the action captioned Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al., C.A. No. 5367-VCS.  BPW also stated that it strongly believes the arguments that were advanced by the plaintiffs in the Pentwater case were meritless and that the Delaware Court ruling is consistent with this belief, and that BPW will not consider supporting any special accommodation or privilege for any holder of BPW Warrants seeking to receive more favorable treatment than all other holders of BPW Warrants.

Item 9.   Exhibits.

Item 9 of the Statement is hereby amended and supplemented by deleting its contents in their entirety and replacing such contents with the following:

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference herein to Exhibit 99.07 of the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(B)

Internal Revenue Service Form W-9 (included with the Form of Letter of Election and Transmittal and incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(D)	Form of Letter to Clients (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(E)	Press Release issued by The Talbots, Inc. dated March 29, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 29, 2010)

(a)(1)(F)	Press Release issued by BPW Acquisition Corp. dated March 29, 2010 (incorporated by reference to the current report on Form 8-K filed by BPW Acquisition Corp. on March 29, 2010)

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. (incorporated by reference herein to the Registration Statement on Form S-4/A of The Talbots Inc., filed on March 11, 2010)

(a)(5)(A)

Class action complaint filed in Campbell v. The Talbots, Inc. et al., Docket No. C.A. 5199-MG (Court of Chancery of the State of Delaware) (incorporated by reference herein to Exhibit 99.07 of the Registration Statement on Form S-4/A of The Talbots, Inc., filed on January 21, 2010)

(a)(5)(B)	Stipulation filed on March 6, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 9, 2010)

(a)(5)(C)

Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al. Complaint, filed in the Court of Chancery of the State of Delaware on March 22, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 26, 2010)

(a)(5)(D)

Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al. Motion for a Temporary Restraining Order, filed in the Court of Chancery of the State of Delaware on March 23, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 26, 2010)

(e)(A)	Items 10 through 13 of BPW’s Annual Report on Form 10-K for the year ended December 31, 2008 (incorporated by reference herein to the Form 10-K of BPW, filed on March 30, 2009)

(e)(B)

The information set forth in “Summary,” “Risk Factors,” “Background of the Merger and the Offer,” “The Offer,” “The Merger Agreement,” “The BPW Sponsors’ Agreement,” “The BNYH Agreement,” “The Aeon Repurchase, Repayment and Support Agreement” and “Schedule I:  Information Concerning Members of the Board of Directors and the Executive Officers of Aeon Co., Ltd.” in the Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. (included with the Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. and incorporated by reference herein to the Registration Statement on Form S-4/A of The Talbots Inc., filed on March 11, 2010)

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

BPW Acquisition Corp.
By:	/s/ Gary Barancik
Name:	Gary Barancik
Title:	Chief Executive Officer
Dated:	March 29, 2010

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference herein to Exhibit 99.07 of the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(B)

Internal Revenue Service Form W-9 (included with the Form of Letter of Election and Transmittal and incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(D)	Form of Letter to Clients (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(E)	Press Release issued by The Talbots, Inc. dated March 29, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 29, 2010)

(a)(1)(F)	Press Release issued by BPW Acquisition Corp. dated March 29, 2010 (incorporated by reference to the current report on Form 8-K filed by BPW Acquisition Corp. on March 29, 2010)

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. (incorporated by reference herein to the Registration Statement on Form S-4/A of The Talbots Inc., filed on March 11, 2010)

(a)(5)(A)

Class action complaint filed in Campbell v. The Talbots, Inc. et al., Docket No. C.A. 5199-MG (Court of Chancery of the State of Delaware) (incorporated by reference herein to Exhibit 99.07 of the Registration Statement on Form S-4/A of The Talbots, Inc., filed on January 21, 2010)

(a)(5)(B)	Stipulation filed on March 6, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 9, 2010)

(a)(5)(C)

Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al. Complaint, filed in the Court of Chancery of the State of Delaware on March 22, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 26, 2010)

(a)(5)(D)

Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al. Motion for a Temporary Restraining Order, filed in the Court of Chancery of the State of Delaware on March 23, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 26, 2010)

(e)(A)	Items 10 through 13 of BPW’s Annual Report on Form 10-K for the year ended December 31, 2008 (incorporated by reference herein to the Form 10-K of BPW, filed on March 30, 2009)

(e)(B)

The information set forth in “Summary,” “Risk Factors,” “Background of the Merger and the Offer,” “The Offer,” “The Merger Agreement,” “The BPW Sponsors’ Agreement,” “The BNYH Agreement,” “The Aeon Repurchase, Repayment and Support Agreement” and “Schedule I:  Information Concerning Members of the Board of Directors and the Executive Officers of Aeon Co., Ltd.” in the Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. (included with the Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. and incorporated by reference herein to the Registration Statement on Form S-4/A of The Talbots Inc., filed on March 11, 2010)

(g)	Not applicable.